News Release

Resin Systems’ Production Up 400 percent

Edmonton, Alberta, September 6, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovator, through its operating division, RS Technologies (collectively “RS”), has achieved consistent improvements in the production of its RStandard™ composite utility poles since the second quarter. These improvements are of significance to warrant their timely release.

As part of its second quarter update in mid-August, RS outlined the following production issues that negatively impacted its results during that quarter:

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Materials: RS encountered inconsistent performance issues and higher than planned material waste in its production process;

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Equipment: RS encountered significant delays resulting from incomplete performance and insufficiently robust equipment design by its equipment supplier; and

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Labour: RS encountered staffing challenges due to the constrained local labour market.

RS has solved the materials difficulties resulting in consistent product quality, marked decrease in production costs and marked increase in production output. RS has:

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reduced unit production costs in August approximately 75 percent lower than those experienced during the second quarter and RS targets achieving positive gross margins in the fourth quarter;

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achieved consistent product pass rates in August of over 85% and continued progress to its targeted pass rate of 95%; and

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attained consistent saleable production during August of approximately four times the weekly averages achieved during the second quarter and production growth continues.

RS’s stabilized and consistent manufacturing process now allows it to proceed with doubling its production crews to achieve 24 hour, seven day a week operations of all cells in the fourth quarter. This demonstrated progress has also enabled RS to consolidate all of its production operations in Calgary, with the goal of further increasing overall efficiency and reducing operating overhead.

RS continues to focus on implementing its plan to solve remaining equipment completion delays and manage the ongoing labour issues while increasing production levels and efficiencies.

 “The advances achieved in production are resulting in marked improvement in our operating results and will allow us to move forward with our business plan,” said Greg Pendura, Chief Executive Officer and President. “With the Calgary operations showing steady progress, we are several weeks closer to proceeding with our planned production capacity growth plans.”

With the production progress shown through August, RS expects revenues of approximately $3 million in the third quarter, $5 million in the fourth quarter and continued revenue growth from those levels in 2007. In conjunction with these significant improvements, RS continues to evaluate its optimal go-forward financing strategy, which it will communicate separately at the appropriate time.

Finally, RS is completing equipment design for its next production cells and continued progress at RS’s production facility will allow RS to execute its plan for domestic and global growth in the RStandard business.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; intellectual property risks, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

About RS

RS is a composite material product innovator. RS develops advanced composite products for large-scale global markets. These products replace those which historically have been made using the conventional building blocks of wood, concrete and steel. The foundation of RS’s product development is continuous innovation built with its proprietary Version™ polyurethane resin system.

Since 2004, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is currently in various stages of product development with further innovative products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Laurien Abel

Investor and Public Relations

RS Technologies

Ph: (403) 219-8000

Fax: (403) 219-8001

Email:  lauriena@grouprsi.com

www.grouprsi.com

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